

weis

ANNUAL REPORT 2004

Financial Highlights

(dollars in thousands, except shares, per share amounts and store information)

For the Fiscal Years Ended December 25, 2004, December 27, 2003 and December 28, 2002

	2004	2003	2002
Net sales	**$2,097,712**	$2,042,499	$1,999,364
Income before provision for income taxes	**87,603**	88,204	94,686
Net income	**57,191**	54,576	59,149
Cash dividends	**57,438**	29,909	29,377
Shareholders' equity	**571,700**	575,448	552,432
Depreciation and amortization	**46,335**	46,470	46,980
Basic and diluted earnings per share	**2.11**	2.01	2.17
Cash dividends per share	**$ 2.12**	$ 1.10	$ 1.08
At Year-End			
Shares outstanding	**27,032,827**	27,139,918	27,193,537
Number of grocery stores	**157**	158	160
Number of pet supply stores	**33**	33	33

Five-Year Net Sales
(in millions of dollars)



2,042
1,972
1,999
2,042
2,098
'00
'01
'02
'03
'04

Five-Year Shareholders' Equity
(in millions of dollars)



948
525
552
575
572
'00
'01
'02
'03
'04

Ten-Year Dividend Yield



2.97%
2.84%
2.96%
2.76%
2.78%
2.91%
3.33%
3.33%
3.36%
6.11%
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04



friskies
Cat

Leadership Team
(from left to right)
Norman S. Rich, Robert F. Weis

To Our Shareholders:

For Weis Markets, 2004 was a year of growth and progress. Despite intensifying competition and continued economic underperformance in many market areas, our company continued to move forward and invest for a future of growth and consistent shareholder returns. All told, it was a busy and productive year for our company.

In 2004, Weis Markets' sales increased 2.7% to $2.1 billion and our comparable store sales, an important benchmark in our industry, increased 3.0%. During the 52 week period ending December 25, 2004, net income increased 4.8% to $57.2 million and basic and diluted earnings per share increased $.10 to $2.11 per share.

In a fiercely competitive marketplace, we have successfully differentiated ourselves from the competition. Sales increases were the result of the continuing strong performance of our perishable departments and other key center store categories. We also expanded our successful private label program, notably our Signature program, which continues to perform well. In addition, our sales benefited from increased productivity at store level.

Like most companies in America, the rising cost for associate health insurance has been a continuing challenge. Our net income was affected by a 2.4% increase in operating expenses, primarily the result of a 25.1% increase in the cost of medical benefits for our associates. Early in 2005, we implemented a strategy that is designed to contain cost increases while maintaining a comprehensive benefits package for our associates.

In the first quarter of 2004, the company realized a pre-tax net gain of $1.5 million on the sale of fixed assets, predominantly related to the sale of a closed store. In the second quarter, we recorded a $1.4 million impairment loss on a closed store and we recorded a $1.1 million loss on another store that was demolished and replaced in the fourth quarter.

Our overall results, however, helped us deliver solid returns to our shareholders. In August, the Board of Directors approved a special one dollar per share dividend designed to reward loyal shareholders and enhance the value of our stock. This action favorably impacted our dividend yield, which was 6.1% in 2004.

We have also continued to focus on the growth and upgrade of our store base. In August, we opened a new prototype superstore in White Marsh, Maryland. This new store design has larger perishable departments, more refined décor and offers greater variety, including a wider selection of organic grocery and perishable products.

Our capital expenditures for the year—a clear indication of our commitment to growth—totaled $82.8 million, at 3.9% of sales. In addition to our White Marsh store, we opened new prototype superstores in Bloomsburg and Pennsburg, Pennsylvania while completing two additions and seven remodels. We also began work on seven other additions, which will be completed in 2005.

In addition, we reconfigured a 532,800-square-foot dry grocery section of our distribution center. This project, which was completed on-schedule and came in $1 million under budget, has significantly increased our distribution center's usable storage space and has improved its overall efficiency.

In 2005, we have budgeted $109.4 million for additional capital expenditures and technology investments. We currently plan to build eight superstores (five are replacement units), expand eleven units and remodel thirteen others. While we expect to start these projects in 2005, some of them may not be completed until the following year. It is important to note that this schedule may be impacted by site acquisition considerations, the weather and local approval and permitting issues.

At Weis Markets, we have ambitious, yet realistic plans for the future. As always, our success depends on our most important asset: Weis Markets' associates. Last year, we made an unprecedented investment in our store level training and certification programs, which resulted in better-run stores and improved customer service. We will continue to invest in these programs in 2005.

Our associates continued to be extremely active in their communities. As a company, we made significant direct and in-kind charitable donations in 2004. Last summer, our associates raised approximately $300,000 at our annual charity golf tournament. These funds were donated to community-based health care organizations, including mammography screening programs, health clinics for the uninsured and neonatal programs.

We also remain extremely proud of those Weis Markets' associates who have been summoned to active military duty in Iraq and Afghanistan. To date, 27 of our associates have qualified for our military leave policy, which entitles them to full pay and benefits for up to six months. We look forward to the day of their safe return.

We are grateful to the many people who contributed to the success of Weis Markets: our loyal associates, our customers and our shareholders. Together we look to the year ahead with confidence and optimism.

Sincerely,



Robert F. Weis
Chairman



Norman S. Rich
President and Chief Executive Officer

Results of Operations

Company revenues are generated from the sale of consumer products in our grocery supermarkets and pet supply stores. Total company sales were $2.098 billion, $2.042 billion and $1.999 billion for fiscal years 2004, 2003 and 2002, respectively. All three fiscal years were comprised of 52 weeks ending on the last Saturday in December and results were directly comparable. Sales in 2004 increased 2.7%, or $55.2 million, compared to 2003 and comparable store sales increased 3.0%. In 2003, sales increased 2.2%, or $43.1 million, compared to 2002 and comparable store sales increased 2.7%.

When calculating the percentage change in comparable store sales, the company defines a new store to be comparable the week following one full year of operation. Relocated stores and stores with expanded square footage are included in comparable sales since these units are located in existing markets. When a store is closed, sales generated from that unit in the prior year are subtracted from total company sales starting the same week of closure in the prior year and continuing from that point forward.

Favorable sales results for the year were heavily impacted by a continuing strong performance from the store perishable departments. Although the company experienced some product cost inflation in 2004, management does not feel it can accurately measure the full impact of product inflation and deflation on retail pricing due to changes in the types of merchandise sold between periods, shifts in customer buying patterns and the fluctuation of competitive factors.

Cost of sales consists of direct product costs (net of discounts and allowances), warehouse costs, transportation costs and manufacturing facility costs. Gross profit dollars generated from sales in 2004 increased $12.9 million, or 2.4%, to $549.5 million compared to 2003, which increased $8.7 million compared to 2002. Gross profit, as a percentage of sales, was 26.2%, 26.3% and 26.4% in 2004, 2003 and 2002, respectively.

Vendor rebates, credits and promotional allowances related to buying and merchandising activities in 2004 decreased $1.2 million compared to 2003. Conversely, several operational initiatives implemented by the company reduced inventory shrink losses by $659,000 and are expected to produce improved results going forward. The installation of new ergonomic warehouse product picking racks designed to improve working conditions and productivity was completed in the third quarter of 2004. In 2004, the company began several other technology initiatives in its distribution center. These initiatives are geared to improving inventory control and labor efficiencies and are expected to be fully implemented in the first half of 2005. Management is not aware of any other events or trends that may materially impact sales or product costs, causing a material change to the overall financial operation of the company.

Operating, general and administrative expenses in 2004 totaled $477.3 million or 22.8% of sales compared to 22.8% in 2003 and 22.4% in 2002. The company's net income was negatively impacted by substantial increases in employee labor and benefit expenses. In addition to expected labor cost increases associated with sales growth, the company added hours for extensive store level employee training programs in 2004. With a better-trained workforce, management expects to recoup the investment in productivity gains while also improving sales through better customer service.

The company self-insures a majority of its employee health care benefits and has experienced a significant number of high dollar claims over the past two years. Employee health care costs increased $4.3 million compared to 2003, which had increased $3.4 million from 2002. During 2004, management worked with a nationally recognized health care consulting firm on various cost containment strategies. The goal is to reduce this expense, while protecting the level of benefits provided for our associates. Several cost containment initiatives will be launched in 2005 in this area. Employer paid employment taxes increased $1.8 million in 2004 primarily due to significant increases with state unemployment tax rates.

The company implemented a store relamping and retrofitting program to improve lighting and reduce utility costs in 2004. Management believes this two-year retrofitting program will reduce electric costs by approximately 5.0% when fully completed in 2005.

In 2004, the company's investment income increased $397,000, or 32.5%, to $1.6 million compared to the same period a year ago. In 2003, the company's investment income of $1.2 million increased $341,000, or 38.8%, compared to 2002.

The company's other income is primarily generated from rental income, coupon-handling fees, store service commissions, cardboard salvage, gain or loss on the disposition of fixed assets and interest expense. Other income in 2004 totaled $13.8 million, or .7% of sales, and decreased $2.6 million, or 15.7%, compared to 2003. In the first quarter of 2004, the company realized a pre-tax net gain on the sale of fixed assets of $1.5 million, predominantly related to the sale of a closed store facility. The company incurred a pre-tax impairment loss of $1.4 million during the second quarter of 2004 on a closed store facility, which was sold in July of 2004. In the fourth quarter, the company expensed $1.1 million for a building the company demolished and replaced.

The company's combined federal and state effective tax rate was 34.7% in 2004, 38.1% in 2003 and 37.5% in 2002. During 2003, the Internal Revenue Service completed its routine audit of the company's federal income tax returns for the years 1997 through 2001, and the resulting settlement did not have a material impact on 2003 income tax expense. The company's effective tax rate decreased from 2003 to 2004 due to a change in estimate related to the final settlement of certain income tax audits during 2004, resulting in a $2.5 million increase in net income.

Net income in 2004 was $57.2 million or 2.7% of sales compared to $54.6 million or 2.7% of sales in 2003 and $59.1 million or 3.0% of sales in 2002. Basic and diluted earnings per share of $2.11 in 2004 compared to $2.01 in 2003 and $2.17 in 2002.

As of the end of the fiscal year, Weis Markets, Inc. operated 157 retail food stores and 33 SuperPetz pet supply stores. The company currently operates supermarkets in Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. SuperPetz operates stores in Alabama, Georgia, Indiana, Kentucky, Maryland, Michigan, North Carolina, Ohio, Pennsylvania, South Carolina and Tennessee.

Liquidity and Capital Resources

Net cash provided by operating activities was $118.2 million in 2004 compared with $106.1 million in 2003 and $105.8 million in 2002. Working capital decreased 15.1% in 2004, increased 41.2% in 2003, and increased 12.3% in 2002. The considerable decline in working capital in 2004 was primarily due to a special one dollar per share dividend paid to shareholders in September of 2004. Inventory declined $8.5 million in 2004 compared to 2003 primarily due to the fiscal year-end date falling at the end of the holiday selling period.

Net cash used in investing activities was $72.1 million in 2004 compared to $30.6 million in 2003, and $36.5 million in 2002. These funds were used primarily for the purchases of new securities and property and equipment. Property and equipment purchases during fiscal 2004 totaled $82.8 million compared to $35.9 million in 2003 and $46.1 million in 2002. As a percentage of sales, capital expenditures were 3.9%, 1.8% and 2.3% in 2004, 2003 and 2002, respectively.

The company's capital expansion program includes the construction of new superstores, the expansion and remodeling of existing units, the acquisition of sites for future expansion, new technology purchases and the continued upgrade of the company's processing and distribution facilities. Company management estimates that its current development plans will require an investment of approximately $109.4 million in 2005. Based upon construction timetables, a portion of these expenditures may carry over into 2006.

Net cash used in financing activities during 2004 was $61.3 million compared to $31.8 million in 2003 and $54.7 million in 2002. In 2002, the company established a three-year unsecured revolving credit agreement in the amount of $100 million to provide funds for general corporate purposes including working capital and letters of credit. At December 25, 2004, the company had no cash borrowings but had outstanding letters of credit of approximately $18 million under the credit agreement.

Total cash dividend payments on common stock amounted to $2.12 per share in 2004 compared to $1.10 in 2003 and $1.08 in 2002. On September 3, 2004, the company paid a special one dollar per share dividend totaling $27.1 million to its shareholders. Treasury stock purchases amounted to $4.0 million in 2004, compared to $2.0 million in 2003 and $622,000 in 2002. On April 14, 2004, the Board of Directors passed a resolution authorizing the repurchase of up to one million shares of the company's common stock. This action supersedes the previous repurchase resolution approved by the Board in 1996 that had a remaining balance of 474,504 shares.

The company has no other commitment of capital resources as of December 25, 2004, other than the lease commitments on its store facilities under operating leases that expire at various dates through 2024. The company will fund its working capital requirements and its $109.4 million capital expansion program through internally generated cash flows from operations.

The company's earnings and cash flows are subject to fluctuations due to changes in interest rates as they relate to available-for-sale securities and any future long-term debt borrowings. The company's marketable securities currently consist of Pennsylvania tax-free state and municipal bonds, equity securities and other short-term investments. Other short-term investments are classified as cash equivalents on the Consolidated Balance Sheets.

By their nature, these financial instruments inherently expose the holders to market risk. The extent of the company's interest rate and other market risk is not quantifiable or predictable with precision due to the variability of future interest rates and other changes in market conditions. However, the company believes that its exposure in this area is not material.

Under its current policies, the company invests primarily in high-grade marketable securities and does not use interest rate derivative instruments to manage exposure to interest rate fluctuations. Historically, the company's principal investment strategy of obtaining marketable securities with maturity dates between one and five years helps to minimize market risk and to maintain a balance between risk and return. The equity securities owned by the company consist primarily of stock held in large capitalized companies trading on public security exchange markets. The company's management continually monitors the risk associated with its marketable securities. A quantitative tabular presentation of risk exposure is located on page 6.

Contractual Obligations

The following table represents scheduled maturities of the company's long-term contractual obligations as of December 25, 2004.

	Payments due by period				
(dollars in thousands)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating leases	$245,170	$27,543	$50,948	$44,337	$122,342
Total	$245,170	$27,543	$50,948	$44,337	$122,342

Critical Accounting Policies

The company has chosen accounting policies that it believes are appropriate to accurately and fairly report its operating results and financial position, and the company applies those accounting policies in a consistent manner. The Significant Accounting Policies are summarized in Note 1 to the Consolidated Financial Statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that the company makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The company evaluates these estimates and assumptions on an ongoing basis and may retain outside consultants, lawyers and actuaries to assist in its evaluation. The company believes the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of its consolidated financial statements.

Vendor Allowances

Vendor rebates, credits and promotional allowances that relate to the company's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, in accordance with its underlying agreement. Off-invoice and bill-back allowances are used to reduce direct product costs upon the receipt of goods. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Promotional allowance funds for specific vendor-sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back-haul allowances provided by suppliers for distributing their product through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially setup in the company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

Store Closing Costs

The company provides for closed store liabilities relating to the estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to six years. At December 25, 2004, closed store lease liabilities totaled $2.1 million. The company estimates the lease liabilities, net of sublease income, using the undiscounted rent payments of closed stores. Other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes over the remaining lease term. Store closings are generally completed within one year after the decision to close. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which changes become known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. Inventory write-downs, if any, in connection with store closings, are classified in cost of sales. Costs to transfer inventory and equipment from closed stores are expensed as incurred. Store closing liabilities are reviewed quarterly to ensure that any accrued amount that is no longer needed for its originally intended purpose is reversed to income in the proper period.

Self-Insurance

The company is self-insured for a majority of its workers' compensation, general liability, vehicle accident and associate medical benefit claims. The self-insurance liability for most of the workers' compensation claims is determined based on historical data and an estimate of claims incurred but not reported. The other self-insurance liabilities are determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The company is liable for associate health claims up to a lifetime aggregate of $1,000,000 per member and for workers compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $250,000 to $2,000,000. Significant assumptions used in the development of the actuarial estimates include reliance on our historical claims data including average monthly claims and average lag time between incurrence and payment.

Forward-Looking Statements

In addition to historical information, this Annual Report may contain forward-looking statements. Any forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. For example, risks and uncertainties can arise with changes in: general economic conditions, including their impact on capital expenditures; business conditions in the retail industry; the regulatory environment; rapidly changing technology and competitive factors, including increased competition with regional and national retailers; and price pressures. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date hereof. The company undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the company files periodically with the Securities and Exchange Commission.

Quantitative Disclosures About Market Risk

(dollars in thousands) *December 25, 2004*	**Expected Maturity Dates** **2005**	**2006**	**2007**	**2008**	**2009**	**Thereafter**	**Total**	**Fair Value Dec. 25, 2004**
Rate sensitive assets:								
Fixed interest rate securities	**$5,000**	**$—**	**$—**	**$—**	**$—**	**$—**	**$5,000**	**$5,008**
Average interest rate	**1.56%**	**—**	**—**	**—**	**—**	**—**	**1.56%**	

(dollars in thousands) *December 27, 2003*	Expected Maturity Dates 2004	2005	2006	2007	2008	Thereafter	Total	Fair Value Dec. 27, 2003
Rate sensitive assets:								
Fixed interest rate securities	$6,500	$—	$—	$—	$—	$—	$6,500	$6,523
Average interest rate	1.31%	—	—	—	—	—	1.31%	

Other Relevant Market Risks

The company's equity securities at December 25, 2004 had a cost basis of $3,091,000 and a fair value of $11,204,000. The dividend yield realized on these equity investments was 5.00% in 2004. The company's equity securities at December 27, 2003 had a cost basis of $3,125,000 and a fair value of $10,684,000. The dividend yield realized on these equity investments was 4.70% in 2003. Market risk, as it relates to equities owned by the company, is discussed within the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained within this report.

Consolidated Balance Sheets

(dollars in thousands)

December 25, 2004 and December 27, 2003	**2004**	2003
Assets		
Current:		
Cash and cash equivalents	**$ 58,234**	$ 73,340
Marketable securities	**16,212**	17,207
Accounts receivable, net	**36,058**	34,111
Inventories	**165,044**	173,552
Prepaid expenses	**4,970**	3,987
Income taxes recoverable	**1,729**	—
Deferred income taxes	**3,003**	4,793
Total current assets	**285,250**	306,990
Property and equipment, net	**441,074**	414,172
Goodwill	**15,731**	15,731
Intangible and other assets	**6,427**	7,422
	$ 748,482	$ 744,315
Liabilities		
Current:		
Accounts payable	**$ 95,743**	$ 95,238
Accrued expenses	**20,637**	20,156
Accrued self-insurance	**20,172**	17,710
Payable to employee benefit plans	**10,826**	9,626
Income taxes payable	**—**	1,955
Total current liabilities	**147,378**	144,685
Deferred income taxes	**29,404**	24,182
Shareholders' Equity		
Common stock, no par value, 100,800,000 shares authorized, 32,997,157 and 32,989,507 shares issued, respectively	**8,199**	7,971
Retained earnings	**702,714**	702,961
Accumulated other comprehensive income	**4,747**	4,428
	715,660	715,360
Treasury stock at cost, 5,964,330 and 5,849,589 shares, respectively	**(143,960)**	(139,912)
Total shareholders' equity	**571,700**	575,448
	$ 748,482	$ 744,315

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(dollars in thousands, except shares and per share amounts)

For the Fiscal Years Ended December 25, 2004, December 27, 2003 and December 28, 2002	**2004**	2003	2002
Net sales	**$2,097,712**	$2,042,499	$1,999,364
Cost of sales, including warehousing and distribution expenses	**1,548,210**	1,505,926	1,471,479
Gross profit on sales	**549,502**	536,573	527,885
Operating, general and administrative expenses	**477,317**	465,952	448,478
Income from operations	**72,185**	70,621	79,407
Investment income	**1,617**	1,220	879
Other income	**13,801**	16,363	14,400
Income before provision for income taxes	**87,603**	88,204	94,686
Provision for income taxes	**30,412**	33,628	35,537
Net income	**$ 57,191**	$ 54,576	$ 59,149
Weighted-average shares outstanding, basic	**27,098,000**	27,186,277	27,201,170
Weighted-average shares outstanding, diluted	**27,098,276**	27,186,277	27,202,435
Cash dividends per share	**$ 2.12**	$ 1.10	$ 1.08
Basic and diluted earnings per share	**$ 2.11**	$ 2.01	$ 2.17

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(dollars in thousands, except shares) *For the Fiscal Years Ended December 25, 2004, December 27, 2003 and December 28, 2002*	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
Balance at December 29, 2001	32,978,037	$7,630	$648,522	$ 6,479	5,774,830	$(137,267)	$525,364
Net income	—	—	59,149	—	—	—	59,149
Other comprehensive income, net of tax	—	—	—	(2,334)	—	—	(2,334)
Comprehensive income							56,815
Shares issued for options	8,300	252	—	—	—	—	252
Treasury stock purchased	—	—	—	—	17,970	(622)	(622)
Dividends paid	—	—	(29,377)	—	—	—	(29,377)
Balance at December 28, 2002	32,986,337	7,882	678,294	4,145	5,792,800	(137,889)	552,432
Net income	—	—	54,576	—	—	—	54,576
Other comprehensive income, net of tax	—	—	—	283	—	—	283
Comprehensive income							54,859
Shares issued for options	3,170	89	—	—	—	—	89
Treasury stock purchased	—	—	—	—	56,789	(2,023)	(2,023)
Dividends paid	—	—	(29,909)	—	—	—	(29,909)
Balance at December 27, 2003	32,989,507	7,971	702,961	4,428	5,849,589	(139,912)	575,448
Net income	—	—	57,191	—	—	—	57,191
Other comprehensive income, net of tax	—	—	—	319	—	—	319
Comprehensive income							57,510
Shares issued for options	7,650	228	—	—	—	—	228
Treasury stock purchased	—	—	—	—	114,741	(4,048)	(4,048)
Dividends paid	—	—	(57,438)	—	—	—	(57,438)
Balance at December 25, 2004	**32,997,157**	**$8,199**	**$702,714**	**$ 4,747**	**5,964,330**	**$(143,960)**	**$571,700**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)
For the Fiscal Years Ended December 25, 2004, December 27, 2003 and December 28, 2002

	2004	2003	2002
Cash flows from operating activities:			
Net income	**$ 57,191**	$ 54,576	$ 59,149
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**40,614**	40,196	41,885
Amortization	**5,721**	6,274	5,095
Loss (gain) on disposition of fixed assets	**1,438**	122	(3,620)
Gain on sale of marketable securities	**(52)**	—	—
Changes in operating assets and liabilities:			
Inventories	**8,508**	9,280	(12,880)
Accounts receivable and prepaid expenses	**(2,930)**	(3,930)	656
Income taxes recoverable	**(1,729)**	—	3,395
Accounts payable and other liabilities	**4,648**	42	9,551
Income taxes payable	**(1,955)**	(4,157)	6,112
Deferred income taxes	**6,786**	3,721	(3,561)
Net cash provided by operating activities	**118,240**	106,124	105,782
Cash flows from investing activities:			
Purchase of property and equipment	**(82,766)**	(35,928)	(46,056)
Proceeds from the sale of property and equipment	**9,086**	4,271	14,520
Purchase of marketable securities	**(64,900)**	—	(5,000)
Proceeds from maturities of marketable securities	**66,406**	1,023	9
Proceeds from sale of marketable securities	**86**	—	—
Net cash used in investing activities	**(72,088)**	(30,634)	(36,527)
Cash flows from financing activities:			
Payments of long-term debt	—	—	(25,000)
Proceeds from issuance of common stock	**228**	89	252
Dividends paid	**(57,438)**	(29,909)	(29,377)
Purchase of treasury stock	**(4,048)**	(2,023)	(622)
Net cash used in financing activities	**(61,258)**	(31,843)	(54,747)
Net (decrease) increase in cash and cash equivalents	**(15,106)**	43,647	14,508
Cash and cash equivalents at beginning of year	**73,340**	29,693	15,185
Cash and cash equivalents at end of year	**$ 58,234**	$ 73,340	$ 29,693

See accompanying notes to consolidated financial statements.

Note 1 Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies utilized in preparing the company's consolidated financial statements:

(a) Description of Business
Weis Markets, Inc. is a Pennsylvania business corporation formed in 1924. The company is engaged principally in the retail sale of food and pet supplies in Pennsylvania and surrounding states. There was no material change in the nature of the company's business during fiscal 2004.

(b) Definition of Fiscal Year
The company's fiscal year ends on the last Saturday in December. Fiscal 2004, 2003 and 2002 were comprised of 52 weeks.

(c) Principles of Consolidation
The consolidated financial statements include the accounts of the company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d) Cash and Cash Equivalents
The company considers investments with an original maturity of three months or less when purchased to be cash equivalents. Investment amounts classified as cash as of December 25, 2004 and December 27, 2003 totaled $54.4 million and $69.9 million, respectively.

(e) Marketable Securities
Marketable securities consist of Pennsylvania tax-free state and municipal bonds and equity securities. By policy, the company invests primarily in high-grade marketable securities. The company classifies all of its marketable securities as available-for-sale.

Available-for-sale securities are recorded at fair value as determined by quoted market price based on national markets. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of shareholders' equity until realized. A decline in the fair value below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities.

(f) Accounts Receivable
Accounts receivable are stated net of an allowance for uncollectible accounts of $1.7 million and $1.5 million as of December 25, 2004 and December 27, 2003, respectively. The reserve balance relates to amounts due from pharmacy third party providers and customer returned checks. The company maintains an allowance for the amount of receivables deemed to be uncollectible and calculates this amount based upon historical collection activity adjusted for current conditions.

(g) Inventories
Inventories are valued at the lower of cost or market, using both the last-in, first-out (LIFO) and average cost methods. See additional disclosures regarding inventories in Note 3.

(h) Property and Equipment
Property and equipment are carried at cost. Depreciation is provided on the cost of buildings and improvements and equipment principally using accelerated methods. Leasehold improvements are amortized over the terms of the leases or the useful lives of the assets, whichever is shorter.

Maintenance and repairs are expensed and renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the assets and accumulated depreciation are removed from the respective accounts and any profit or loss on the disposition is credited or charged to "Other income."

(i) Goodwill and Intangible Assets
The company follows Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes that intangible assets with an indefinite useful life shall not be amortized until their useful life is determined to be no longer indefinite and should be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS 142 states that goodwill should not be amortized but tested for impairment for each reporting unit, on an annual basis and between annual tests in certain circumstances. Intangible assets with a definite useful life are generally amortized over periods ranging from 15 to 20 years. As of December 25, 2004, the company has no intangible assets, other than goodwill, with indefinite lives.

(j) Impairment of Long-Lived Assets
In accordance with FASB Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the company periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. The company reviews its property and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on the company's prior history of disposing of similar assets and current economic conditions.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

(k) Store Closing Costs

In accordance with FASB Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), the company provides for closed store liabilities relating to the estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to six years. At December 25, 2004, closed store lease liabilities totaled $2.1 million. The company estimates the lease liabilities, net of sublease income, using the undiscounted rent payments of closed stores.

(l) Self-Insurance

The company is self-insured for a majority of its workers' compensation, general liability, vehicle accident and associate medical benefit claims. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The company is liable for associate health claims up to a lifetime aggregate of $1,000,000 per member and for workers' compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $250,000 to $2,000,000.

(m) Stock-Based Compensation Plans

The company has elected to follow the intrinsic value method of accounting as detailed in the Accounting Principles Board's Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its associate stock options because the alternative fair value accounting provided for under FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123," requires use of option valuation models that were not developed for use in valuing associate stock options. The effect of applying SFAS 123's fair value method to the company's stock-based awards results in pro forma net income and earnings per share that are not materially different from amounts reported.

(n) Income Taxes

Under the asset and liability method of FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(o) Earnings Per Share

Earnings per common share are based on the weighted-average number of common shares outstanding. Diluted earnings per share are based on the weighted-average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options, subject to antidilution limitations. Basic and diluted earnings per share are the same amounts for each period presented. For 2004, 2003 and 2002, options to purchase 32,850, 41,111 and 96,900, respectively, at per share prices ranging from $32.72 to $37.94, were not included in the computation of diluted earnings per share because their inclusion under the treasury stock method would have been antidilutive.

(p) Revenue Recognition

Revenue from the sale of products to the company's customers is recognized at the point of sale. Discounts provided to customers at the point of sale through the Weis Club Preferred Shopper loyalty program are recognized as a reduction in sales as products are sold. Periodically, the company will run a point based sales incentive program that rewards customers with future sales discounts. The company makes reasonable and reliable estimates of the amount of future discounts based upon historical experience and its customer data tracking software. Sales are reduced by these estimates over the life of the program.

(q) Cost of Sales, Including Warehousing and Distribution Expenses

"Cost of sales, including warehousing and distribution expenses" consists of direct product costs (net of discounts and allowances), warehouse costs, transportation costs and manufacturing facility costs.

(r) Vendor Allowances

Vendor rebates, credits and promotional allowances that relate to the company's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, in accordance with its underlying agreement. Off-invoice and bill-back allowances are used to reduce direct product costs upon the receipt of goods. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Promotional allowance funds for specific vendor-sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back-haul allowances provided by suppliers for distributing their product through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially setup in the company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

Vendor allowances recorded as credits in cost of sales totaled $42.9 million in 2004, $44.1 million in 2003, and $44.3 million in 2002. Vendor paid cooperative advertising credits totaled $17.5 million in 2004, $16.6 million in 2003, and $17.7 million in 2002. These credits were netted against advertising costs within "Operating, general and administrative expenses." As of December 25, 2004, the company had accounts receivable due from vendors of $1.6 million for earned advertising credits and $5.3 million for earned promotional discounts. The company had $3.5 million in unearned revenue included in accrued liabilities for unearned vendor programs under long-term contracts for display and shelf space allocation.

(s) Operating, General and Administrative Expenses

Business operating costs including expenses generated from administration and purchasing functions, are recorded in "Operating, general and administrative expenses" on the Consolidated Statements of Income. Business operating costs include items such as wages, benefits, utilities, repairs and maintenance, advertising costs and credits, rent, insurance, equipment depreciation, leasehold amortization and costs for outside provided services.

(t) Advertising Costs

The company expenses advertising costs as incurred. The company recorded advertising expense, before vendor paid cooperative advertising credits, of $23.9 million in 2004, $25.3 million in 2003, and $23.6 million in 2002 in "Operating, general and administrative expenses."

(u) Rental Income

The company leases or subleases space to tenants in owned, vacated and open store facilities. Rental income is recorded when earned as a component of "Other income." All leases are operating leases, as disclosed in Note 5, and do not contain upfront considerations.

(v) Use of Estimates

Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(w) Reclassifications

Certain amounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform to the current year presentation.

Note 2 Marketable Securities

Marketable securities, as of December 25, 2004 and December 27, 2003, consisted of:

(dollars in thousands) *December 25, 2004*	**Amortized Cost**	**Gross Unrealized Holding Gains**	**Gross Unrealized Holding Losses**	**Fair Value**
Available-for-sale:				
Pennsylvania state and municipal bonds	**$5,008**	**$ —**	**$—**	**$ 5,008**
Equity securities	**3,091**	**8,114**	**1**	**11,204**
	$8,099	**$8,114**	**$ 1**	**$16,212**

(dollars in thousands) *December 27, 2003*	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale:				
Pennsylvania state and municipal bonds	$6,514	$ 9	$—	$ 6,523
Equity securities	3,125	7,559	—	10,684
	$9,639	$7,568	$—	$17,207

Maturities of marketable securities classified as available-for-sale at December 25, 2004, were as follows:

(dollars in thousands)	Amortized Cost	Fair Value
Available-for-sale:		
Due within one year	$5,008	$ 5,008
Equity securities	3,091	11,204
	$8,099	$16,212

See additional disclosures regarding marketable securities in Notes 1(e) and 12.

Note 3 Inventories

Merchandise inventories, as of December 25, 2004 and December 27, 2003, were valued as follows:

(dollars in thousands)	2004	2003
LIFO	**$130,077**	$139,577
Average cost	**34,967**	33,975
	$165,044	$173,552

Management believes the use of the LIFO method for valuing certain inventories represents the most appropriate matching of costs and revenues in the company's circumstances. If all inventories were valued on the average cost method, which approximates current cost, total inventories would have been $41,786,000 and $39,259,000 higher than as reported on the above methods as of December 25, 2004 and December 27, 2003, respectively. During 2004, 2003 and 2002, the company had certain decrements in its LIFO pools, all of which had an insignificant impact on the cost of sales.

Note 4 Property and Equipment

Property and equipment, as of December 25, 2004 and December 27, 2003, consisted of:

(dollars in thousands)	Useful Life (in years)	2004	2003
Land		**$ 64,985**	$ 64,669
Buildings and improvements	10–60	**348,530**	338,526
Equipment	3–12	**536,670**	495,867
Leasehold improvements	5–20	**104,615**	99,819
Total, at cost		**1,054,800**	998,881
Less accumulated depreciation and amortization		**613,726**	584,709
		$ 441,074	$414,172

Note 5 Lease Commitments

At December 25, 2004, the company leased approximately 57% of its open store facilities under operating leases that expire at various dates through 2024. These leases generally provide for fixed annual rentals; however, several provide for minimum annual rentals plus contingent rentals as a percentage of annual sales and a number of leases require the company to pay for all or a portion of insurance, real estate taxes, water and sewer rentals, and repairs, the cost of which is charged to the related expense category rather than being accounted for as rent expense. Most of the leases contain multiple renewal options, under which the company may extend the lease terms from 5 to 20 years. Rents on operating leases, including agreements with step rents, are charged to expense on a straight-line basis over the minimum lease term. The company does not have any leases that include capital improvement funding or other lease concessions.

Rent expense and income on all leases consisted of:

(dollars in thousands)	2004	2003	2002
Minimum annual rentals	**$29,233**	$28,453	$29,291
Contingent rentals	**266**	262	274
Lease or sublease income	**(7,780)**	(8,053)	(7,708)
	$21,719	$20,662	$21,857

The following is a schedule by years of future minimum rental payments required under operating leases and total minimum sublease and lease rental income to be received that have initial or remaining non-cancelable lease terms in excess of one year as of December 25, 2004.

(dollars in thousands)	Leases	Subleases
2005	$ 27,543	$ (5,024)
2006	26,806	(4,704)
2007	24,142	(3,604)
2008	23,125	(2,590)
2009	21,212	(1,578)
Thereafter	122,342	(4,264)
	$245,170	$(21,764)

The company has $1,736,000 accrued for future minimum rental payments due on previously closed stores, reduced by the estimated sublease income to be received. The future minimum rental payments required under operating leases and estimated sublease income for these locations are included in the above schedule.

Note 6 Retirement Plans

The company has a contributory retirement savings plan (401(k)) covering substantially all full-time associates, a noncontributory profit-sharing plan covering eligible associates, a noncontributory employee stock bonus plan covering eligible associates and two supplemental retirement plans covering certain officers of the company. An eligible associate as defined in the Weis Markets, Inc. Profit Sharing Plan and the Weis Markets, Inc. Employee Stock Bonus Plan includes certain salaried associates, store management and administrative support personnel. The company's policy is to fund 401(k), profit-sharing and stock bonus costs as accrued, but not supplemental retirement costs. Contributions to the 401(k) plan, the profit-sharing plan and the stock bonus plan are made at the sole discretion of the company.

Retirement plan costs:

(dollars in thousands)	**2004**	2003	2002
Retirement savings plan	**$ 984**	$ 992	$ 987
Profit-sharing plan	**855**	852	850
Employee stock bonus plan	**40**	40	40
Deferred compensation plan	**452**	443	454
Supplemental retirement plan	**572**	186	(54)
	$2,903	$2,513	$2,277

The company maintains a non-qualified deferred compensation plan for the payment of specific amounts of annual retirement benefits to certain officers or their beneficiaries over an actuarially computed normal life expectancy. The benefits are determined through actuarial calculations dependent on the age of the recipient, using an assumed discount rate.

Change in the benefit obligation:

(dollars in thousands)	**2004**	2003
Benefit obligation at beginning of year	**$5,798**	$5,638
Interest cost	**435**	423
Benefit payments	**(231)**	(283)
Actuarial gain	**17**	20
	$6,019	$5,798

Weighted-average assumptions used to determine benefit obligations:

	2004	2003
Discount rate	**7.50%**	7.50%

Components of net periodic benefit cost:

(dollars in thousands)	**2004**	2003	2002
Interest cost	**$435**	$423	$420
Amount of recognized gain	**214**	263	382

Estimated future benefit payments:

(dollars in thousands)	Benefits
2005	$ 231
2006	955
2007	955
2008	955
2009	955
2010–2014	$4,777

The company also maintains a second non-qualified supplemental retirement plan for certain of its associates. This plan is designed to provide retirement benefits and salary deferral opportunities because of the limitations imposed by the Internal Revenue Code and the Regulations implemented by the Internal Revenue Service. Participants in this plan are excluded from participation in the Profit Sharing and Employee Stock Bonus plans. The Board of Directors annually determines the amount of the allocation to the plan at its sole discretion. The allocation among the various plan participants is made in relationship to their compensation, years of service and job performance. Plan participants are 100% vested in their accounts after seven years of service with the company. Benefits are distributed among participants upon reaching the applicable retirement age. Substantial risk of benefit forfeiture does exist for participants in this plan. The present value of accumulated benefits amounted to $3,618,000 and $2,677,000 at December 25, 2004 and December 27, 2003, respectively.

The company has no other post-retirement benefit plans.

Note 7 Stock-Based Compensation Plans

(a) Stock Option Plan

The company has an incentive stock option plan for officers and other key associates under which 187,680 shares of common stock are reserved for issuance at December 25, 2004. Under the terms of the plan, option prices are 100% of the "fair market value" of the shares on the date granted. Options granted are immediately exercisable and expire ten years after date of grant.

Changes during the three years ended December 25, 2004, in options outstanding under the plan were as follows:

	Weighted-Average Exercise Price	Shares Under Option
Balance, December 29, 2001	$34.68	120,020
Granted	$35.73	750
Exercised	$30.40	(8,300)
Forfeited	$35.93	(1,200)
Balance, December 28, 2002	$34.99	111,270
Exercised	$27.99	(3,170)
Balance, December 27, 2003	$35.20	108,100
Exercised	$29.84	(7,650)
Expired	$26.50	(700)
Forfeited	$34.35	(1,500)
Balance, December 25, 2004	**$35.69**	**98,250**

Exercise prices for options outstanding as of December 25, 2004 ranged from $31.50 to $37.94. The weighted-average remaining contractual life of those options is five years. As of December 25, 2004, all options are exercisable.

(b) Company Appreciation Plan

Under the company appreciation plan, officers and other associates are awarded rights equivalent to shares of company common stock. At the maturity date, usually one year after the date of award, the value of any appreciation from the original date of issue is paid in cash to the participants.

During 2004, 2003 and 2002, the company awarded 0, 0 and 13,500 rights, respectively, under the plan. Earnings were charged $0 in 2004, $0 in 2003, and $37,000 in 2002 for appropriate changes to the accrued expense for this plan.

Note 8 Long-Term Debt

In October 2002, the company entered into a three-year unsecured Revolving Credit Agreement (the "Credit Agreement") in the amount of $100 million to provide funds for general corporate purposes including working capital and letters of credit. The Credit Agreement requires the maintenance of affirmative and negative covenants, which among other things restrict stock purchases, capital expenditures, and asset dispositions. The covenants include the preservation of a minimum consolidated net worth and a fixed charge coverage ratio. Borrowings under the Credit Agreement bear interest at a Base-Rate Option or Euro-Rate Option at the discretion of the company. The Base-Rate is the greater of Prime Rate or 0.50% plus the Federal Funds Effective Rate. The Euro-Rate is based upon the London interbank market plus an Applicable Margin. The Applicable Margin equals 0.625% plus a Usage Fee of 0.125% when borrowings exceed 33% of the aggregate committed amounts, or 0.25% when borrowings exceed 67% of the aggregate committed amounts, or 0% in all other cases. The company also pays a commitment fee equal to 0.15% per annum on the unused portion of the Credit Agreement. At December 25, 2004, the company had no cash borrowings but had outstanding letters of credit of approximately $18 million under the Credit Agreement. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

Note 9 Income Taxes

The provision (benefit) for income taxes consists of:

(dollars in thousands)	**2004**	2003	2002
Current:			
Federal	**$21,322**	$28,387	$34,665
State	**2,304**	1,520	4,433
Deferred:			
Federal	**6,727**	3,141	(2,150)
State	**59**	580	(1,411)
	$30,412	$33,628	$35,537

The reconciliation of income taxes computed at the federal statutory rate (35% in 2004, 2003 and 2002) to the provision for income taxes is:

(dollars in thousands)	**2004**	2003	2002
Income taxes at federal statutory rate	**$30,661**	$30,871	$33,140
State income taxes, net of federal income tax benefit	**1,536**	1,366	1,964
Resolution and accrual of audit contingencies	**(1,590)**	1,625	759
Other	**(195)**	(234)	(326)
Provision for income taxes (effective tax rate 34.7%, 38.1% and 37.5%, respectively)	**$30,412**	$33,628	$35,537

The company accrued probable liabilities resulting from tax assessments by federal and state tax authorities in 2003 and 2002. During 2003, the Internal Revenue Service completed its routine audit of the company's federal income tax returns for the years 1997 through 2001. Resolution was completed with respect to the various tax issues in the examination in 2004 and adjustments were made to certain previously filed tax returns.

Cash paid for income taxes was $29,446,000, $31,123,000 and $29,960,000 in 2004, 2003 and 2002, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 25, 2004 and December 27, 2003, are:

(dollars in thousands)	**2004**	2003
Deferred tax assets:		
Accounts receivable	**$ 249**	$ 122
Compensated absences	**521**	474
Employee benefit plans	**8,741**	10,193
General liability insurance	**1,750**	1,618
Nondeductible accruals and other	**2,907**	2,772
Total deferred tax assets	**14,168**	15,179
Deferred tax liabilities:		
Inventories	**(7,799)**	(7,246)
Unrealized gains on marketable securities	**(3,366)**	(3,140)
Depreciation	**(29,404)**	(24,182)
Total deferred tax liabilities	**(40,569)**	(34,568)
Net deferred tax liability	**$(26,401)**	$(19,389)
Current deferred asset—net	**$ 3,003**	$ 4,793
Noncurrent deferred liability—net	**(29,404)**	(24,182)
Net deferred tax liability	**$(26,401)**	$(19,389)

Note 10 Comprehensive Income

(dollars in thousands)	**2004**	2003	2002
Net income	**$57,191**	$54,576	$59,149
Other comprehensive income by component, net of tax:			
Unrealized holding gains (losses) arising during period			
(Net of deferred taxes of $248, $201 and $1,655, respectively)	**350**	283	(2,334)
Reclassification adjustment for gains included in net income			
(Net of deferred taxes of $22, $0 and $0, respectively)	**(31)**	—	—
Other comprehensive income, net of tax	**319**	283	(2,334)
Comprehensive income	**$57,510**	$54,859	$56,815

Note 11 Summary of Quarterly Results (Unaudited)

Quarterly financial data for 2004 and 2003 are as follows:

(dollars in thousands, except per share amounts)	Thirteen Weeks Ended			
	Mar. 27, 2004	**June 26, 2004**	**Sep. 25, 2004**	**Dec. 25, 2004**
Net sales	**$520,669**	**$521,374**	**$518,639**	**$537,030**
Gross profit on sales	**136,424**	**136,723**	**136,697**	**139,658**
Net income	**16,235**	**13,644**	**12,214**	**15,098**
Basic and diluted earnings per share	**.60**	**.50**	**.45**	**.56**
	Mar. 29, 2003	June 28, 2003	Sep. 27, 2003	Dec. 27, 2003
Net sales	$509,071	$507,981	$504,690	$520,757
Gross profit on sales	133,129	134,446	133,391	135,607
Net income	15,784	13,779	10,864	14,149
Basic and diluted earnings per share	.58	.51	.40	.52

Note 12 Fair Value Information

The carrying amounts for cash, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The fair values of the company's marketable securities, as disclosed in Note 2, are based on quoted market prices.

Note 13 Contingencies

The company is involved in various legal actions arising out of the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the company's consolidated financial position, results of operations or liquidity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Weis Markets, Inc.
Sunbury, Pennsylvania

We have audited the accompanying consolidated balance sheet of Weis Markets, Inc. as of December 25, 2004, and the related consolidated statement of income, shareholders' equity and cash flows for the (52 week) period ended December 25, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Weis Markets, Inc. for each of the two years in the period ended December 27, 2003, were audited by other auditors whose report, dated January 27, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weis Markets, Inc. as of December 25, 2004, and the consolidated results of its operations and its cash flows for the (52 week) period then ended December 25, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 4, 2005

Five Year Review of Operations

(dollars in thousands, except shares, per share amounts and store information)	**52 Weeks Ended Dec. 25, 2004**	52 Weeks Ended Dec. 27, 2003	52 Weeks Ended Dec. 28, 2002	52 Weeks Ended Dec. 29, 2001	53 Weeks Ended Dec. 30, 2000
Net sales	**$2,097,712**	$2,042,499	$1,999,364	$1,971,665	$2,042,329
Costs and expenses	**2,025,527**	1,971,878	1,919,957	1,908,725	1,962,246
Income from operations	**72,185**	70,621	79,407	62,940	80,083
Investment and other income	**15,418**	17,583	15,279	18,907	36,729
Income before provision for income taxes	**87,603**	88,204	94,686	81,847	116,812
Provision for income taxes	**30,412**	33,628	35,537	31,792	42,989
Net income	**57,191**	54,576	59,149	50,055	73,823
Retained earnings, beginning of year	**702,961**	678,294	648,522	1,069,986	1,040,354
	760,152	732,870	707,671	1,120,041	1,114,177
Stock purchase and cancellation	**—**	—	—	434,317	—
Cash dividends	**57,438**	29,909	29,377	37,202	44,191
Retained earnings, end of year	**$ 702,714**	$ 702,961	$ 678,294	$ 648,522	$1,069,986
Weighted-average shares outstanding	**27,098,276**	27,186,277	27,202,435	32,298,696	41,695,347
Cash dividends per share	**$ 2.12**	$ 1.10	$ 1.08	$ 1.08	$ 1.06
Basic and diluted earnings per share	**$ 2.11**	$ 2.01	$ 2.17	$ 1.55	$ 1.77
Working capital	**$ 137,872**	$ 162,305	$ 114,937	$ 102,331	$ 496,906
Total assets	**$ 748,482**	$ 744,315	$ 716,699	$ 704,185	$1,085,904
Long-term obligations	**$ —**	$ —	$ —	$ 25,000	$ —
Shareholders' equity	**$ 571,700**	$ 575,448	$ 552,432	$ 525,364	$ 947,886
Number of grocery stores	**157**	158	160	163	163
Number of pet supply stores	**33**	33	33	33	33

Stock Prices and Dividend Information by Quarter

The company's stock is traded on the New York Stock Exchange (ticker symbol WMK). The approximate number of shareholders including individual participants in security position listings on December 25, 2004 as provided by the company's transfer agent was 5,820. High and low stock prices and dividends paid per share for the last two fiscal years were:

	2004			2003		
	Stock Price		Dividend	Stock Price		Dividend
Quarter	High	Low	Per Share	High	Low	Per Share
First	$37.09	$31.50	$ .28	$32.15	$27.41	$.27
Second	35.60	32.80	.28	32.50	30.45	.27
Third	36.05	31.01	1.28	36.11	31.02	.28
Fourth	39.90	33.42	.28	36.85	33.93	.28

Corporate Directory

Board of Directors

Robert F. Weis
Chairman

Jonathan H. Weis
Vice Chairman and Secretary

Norman S. Rich
President/Chief Executive Officer

William R. Mills
Senior Vice President and Treasurer/CFO

Richard E. Shulman
President, Industry Systems Development Corporation

Michael M. Apfelbaum
Partner, Apfelbaum, Apfelbaum & Apfelbaum, Attorneys at Law

Steven C. Smith
President & CEO
K-VA-T Food Stores, Inc.

Officers

Robert F. Weis
Chairman

Jonathan H. Weis
Vice Chairman and Secretary

Norman S. Rich
President/Chief Executive Officer

William R. Mills
Senior Vice President and Treasurer/CFO

Wayne S. Bailey
Vice President
Grocery Merchandising

Alan L. Barrick
Vice President
Engineering and Manufacturing

Walter B. Bruce
Vice President
Private Label

Harold G. Graber
Vice President
Real Estate

Dale E. Horst
Vice President
Store Operations

Daniel A. Kessler
Vice President
Procurement

Lynn A. Leitzel
Vice President
Information Technology

James E. Marcil
Vice President
Human Resources

Edward W. Rakoskie, Jr.
Vice President
Operations

Frank J. Santalucia
Vice President
Pharmacy

Annual Meeting
The annual meeting of the shareholders of the company will be held at 10 a.m. on Tuesday, April 5, 2005, at the Corporate offices, 1000 South Second Street, Sunbury, PA 17801.

Registrar and Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(718) 921-8210

Auditors
Grant Thornton LLP
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080

Executive Committee
(from left to right)
Norman S. Rich, Robert F. Weis, Jonathan H. Weis and William R. Mills



designed by curran & connors, inc. / www.curran-connors.com

weis

Weis Markets, Inc.

1000 S. Second Street
Sunbury, PA 17801-0471

Founded in 1912, Weis Markets currently operates 157 stores in six states: Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. It also owns SuperPetz, a pet supply superstore chain with 33 locations in 11 states.